UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number    0-5781
                                               Cusip No.            291206-10-0

                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-KSB  [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  December 31, 2000

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction (on back page) before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

________________________________________________________________________________


PART I - REGISTRANT INFORMATION



Full Name of Registrant
                           EMEX CORPORATION

Former Name if Applicable
                           HAWKS INDUSTRIES, INC.

Address of Principal Executive Office (Street and Number)
                           115 East 57th Street, Suite 1540

City, State and Zip Code
                           New York, NY 10022


PART II - RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[X]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra sheets if needed.)

     By reason of a change in the registrant's principal office from Wyoming to New York, it was necessary for the Company's auditors, Lovelett, Skogen & Associates, P.C., who were registered and licensed in Wyoming, to apply for and obtain accreditation in New York State in order to be permitted to perform auditing procedures necessary to complete the December 31, 2000 audit. The resultant delay in licensure and registration has made it necessary to apply for an extension of time in which to file the registrant's Form 10-KSB which includes the audited financial statements.

(Attach Extra Sheets if Needed)


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Stuart G. Schwartz                   212                   593-2500
         (Name)                       (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     A change in the registrant's principal business during the fiscal year being reported on is expected to cause a change in the results of operations from the prior fiscal year. Instead of being primarily engaged in the environmental services business, the registrant became primarily engaged in developmental activities involving mineral and energy natural resources and related technologies. The nature of the developmental activities and their effect on the results of operations are reflected in the registrant's report on Form 10-Q for the quarter ended September 30, 2000. Because of variation in the amount of the registrant's developmental activities, it is not possible to make a quantitative estimate for the entire year in advance of the completion of the subject report.


               EMEX CORPORATION (formerly Hawks Industries, Inc.)
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 29, 2001            By: /s/ Stuart G. Schwartz, Secretary


          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (s.s. 232.201 or s.s. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (s.s. #232.13(b) of this chapter).